FORM 8-A


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                          -----------------------------


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                          AMERICAN BINGO & GAMING CORP.
                          -----------------------------
             (Exact name of registrant as specified in its charter)



                DELAWARE                               74-2723809
--------------------------------------------------------------------------------
 (State of Incorporation or Organization)  (I.R.S. Employer Identification No.)


   1440 Charleston Highway, West Columbia, South Carolina           29169
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          (Address of principal executive offices)                (Zip Code)


Securities  Act  registration  statement file number to which this form relates:
                                 (not applicable)

Securities  to  be  registered  pursuant  to  Section  12(b)  of  the  Act:

          Title  of  each  class               Name  of  each  exchange on which
          to  be  so  registered               each  class  is  to be registered
          ----------------------               ---------------------------------

             (Not Applicable)
---------------------------------------  ---------------------------------------



Securities  to  be  registered  pursuant  to  Section  12(g)  of  the  Act:


                           Preferred  Stock  Purchase  Rights
                    -----------------------------------------
                                (Title of Class)

ITEM  1.  DESCRIPTION  OF  REGISTRANT'S  SECURITIES  TO  BE  REGISTERED.

                 SUMMARY OF RIGHTS TO PURCHASE PREFERRED SHARES

     On August 4, 1998 the Board of Directors of American Bingo & Gaming Corp. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock of the Company (the "Common Shares"). The dividend is payable to holders of record at the close of business on August 24, 1998 (the "Record Date") of the Company's Common Shares, and with respect to Common Shares issued thereafter until the Distribution Date (defined below) and, in certain circumstances, with respect to Common Shares issued after the Distribution Date. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one one-thousandth of a share of Series B Preferred Stock (the "Preferred Shares") at a purchase price of $15.00 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. Holders of Preferred Shares will vote together with the holders of Common Shares on all matters, with each full Preferred Share having one thousand votes; holders of Preferred Shares will share proportionately in any dividend or distribution declared on the Common Shares, on a 1000-to-one basis; and if the Company is liquidated, the holders of Preferred Shares will participate proportionately with the holders of Commons Shares in any distributions, on a 1000-to-one basis, with the holders of the Preferred Shares receiving some preferential distributions before the holders of Common Shares receive any distributions.

     A description of and the terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company (the "Rights Agent"), dated as of August 4, 1998.

     Initially, the Rights will be attached to all certificates representing Common Shares then outstanding and no separate Right Certificates will be distributed. Also, the Rights initially will not be tradable separate from the Common Shares. The Rights will become exercisable and will separate from the Common Shares upon the earlier of (i) ten calendar days after a Person or group of affiliated Persons acquire ownership of 20% or more of the outstanding Common Shares (unless such acquisition is approved by the Board of Directors); (ii) at such time as the Board of Directors may designate after a tender offer or an announcement of an intention to make a tender offer that would result in a Person or group owning 20% or more of the outstanding Common Shares; or (iii) ten calendar days after a person owning at least 15% of the Common Shares then outstanding is declared to be an "Adverse Person" based on specified criteria. At such time, separate Rights Certificates shall be distributed (the "Distribution Date"). A Person or group who acquires 20% or more of the Common Shares without the approval of the Board of Directors is referred to as an "Acquiring Person".

     Until the Distribution Date (or until the Board of Directors redeems the Rights or the Rights expire), (i) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with such Common Share certificates, (ii) new Common Share certificates issued after the Record Date will contain a legend referencing the Rights Agreement, and (iii) the surrender or transfer of any certificates for Common Shares will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. The Rights are not exercisable until the Distribution Date and will expire at the close of business on August 23, 2008, unless earlier redeemed or exchanged by the Company as described below. As soon as practicable after the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and thereafter the separate Right Certificates alone will evidence the Rights.

     In the event any Person becomes an Acquiring Person (except with the approval of the Board of Directors, and except (in certain circumstances) for persons who inadvertently become Acquiring Persons), each holder of a Right will

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
thereafter have the right to receive, upon exercise, an amount of Preferred Shares having a value equal to two times the Purchase Price. Further, after any Person becomes an Acquiring Person, in the event (i) the Company consolidates, or merges with the Acquiring Person or with any other Person if the holders of Common Shares are not all treated equally (either being referred to as an "Acquiring Company"), and the Company is not the surviving corporation, (ii) an Acquiring Company engages in a share exchange, consolidation or merger with the Company where the Company is the surviving corporation and the outstanding Common Shares of the Company are exchanged for securities, cash or property of the Acquiring Company, or (iii) 50% or more of the Company's assets or earning power is sold or transferred to the Acquiring Company, then each holder of a Right will thereafter have the right to receive, upon exercise, common stock of the Acquiring Company having a value equal to two times the Purchase Price. The events set forth in this paragraph are referred to as the "Triggering Events." However, following the occurrence of any Triggering Event, all Rights that are owned by any Acquiring Person will be null and void, and the Acquiring Person will have no right to purchase Preferred Shares thereunder or to receive any securities or other property of an Acquiring Company; and any such Rights shall remain null and void, even if transferred to a person who is not an Acquiring Person.

     The number of Rights outstanding, the Purchase Price payable and the number of Preferred Shares issuable upon exercise of the Rights are subject to adjustments from time to time to prevent dilution in the event of certain changes in the shares of the Company, such as a stock split. The Company may determine not to issue fractional shares, and in lieu thereof, an adjustment in cash (or other property) will be made based on the market value of the Common Shares.

     In general, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (subject to adjustment), at any time the earlier to occur of (i) the close of business ten days following the date a Person first becomes an Acquiring Person or (ii) the expiration of the Rights. Immediately after the Board of Directors redeems the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

     At any time after any Person becomes an Acquiring Person and prior to the acquisition by any Person of 50% or more of the outstanding Common Shares, the Board of Directors may exchange the then outstanding and exercisable Rights (other than Rights owned by an Acquiring Person, which will have become null and void), in whole or in part, for Common Shares, each Right being exchangeable for one Common Share.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     Any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended in order to (i) cure any ambiguity, (ii) correct or supplement any provision which may be defective or inconsistent with other provisions contained in the Rights Agreement, (iii) shorten or lengthen any time periods under the Rights Agreement (except to make the Rights redeemable at a time when they are not then redeemable), but generally only for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights (other than the Acquiring
Person  and  its  Associates  and  Affiliates).

     The Rights have certain anti-takeover effects. The Rights, if exercised, would cause substantial dilution to a Person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers. However, the Rights Agreement is designed to help ensure that the Company's shareholders receive fair and equal treatment in the event of any proposed takeover of the Company, and that the Board of Directors has sufficient time to evaluate any proposed

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
transaction and, if in the best interests of the Company, to explore alternative value-enhancing transactions. The dividend of the Rights is not in response to any specific takeover threat or proposal.

     Until separate Rights Certificates are issued, a copy of the Rights Agreement will be available to registered holders of the Common Shares upon written request free of charge from the Company or the Rights Agent. After the Rights Certificates are issued, a copy of the Rights Agreement will be filed with the Securities and Exchange Commission. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

ITEM  2.  EXHIBITS.

Exhibit No.  Description of Exhibit

1.           Rights Agreement dated as of August 4, 1998 between the Company and American
             Stock Transfer & Trust Company as Rights Agent, which includes as Exhibit A thereto the Form of Rights Certificate and as Exhibit C thereto the Summary of Rights to
             Purchase Preferred Stock.

2.           Letter from the Company's Chairman regarding adoption of rights plan sent to the
             Company's stockholders on or about August 13, 1998.

3.           Summary of Rights to Purchase Preferred Stock sent to the Company's stockholders on or about August 13, 1998, included as Exhibit C to Exhibit No. 1 of this Registration
             Statement on Form 8-A, and incorporated herein by reference.


                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    AMERICAN  BINGO  &  GAMING  CORP.
                                    ---------------------------------
                                    (Registrant)


                                    By:   /s/  Andre M. Hilliou
                                       -----------------------------------------
                                    Name:  Andre M. Hilliou
                                    Title: President and Chief Executive Officer


Dated:      August 13, 1998
         --------------------


                                           EXHIBIT INDEX


Exhibit No.  Description of Exhibit

1.           Rights Agreement dated as of August 4, 1998 between the Company and American
             Stock Transfer & Trust Company as Rights Agent, which includes as Exhibit A thereto the Form of Rights Certificate and as Exhibit C thereto the Summary of Rights to
             Purchase Preferred Stock.

2.           Letter from the Company's Chairman regarding adoption of rights plan sent to the
             Company's stockholders on or about August 13, 1998.

3.           Summary of Rights to Purchase Preferred Stock sent to the Company's stockholders on or about August 13, 1998, included as Exhibit C to Exhibit No. 1 of this Registration
             Statement on Form 8-A, and incorporated herein by reference.

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